TEMA ETF Trust 485BPOS

Exhibit 99.(h)(6)

SCHEDULE A
to the
SECOND AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

Fund	Maximum Annual Operating Expense Limit	Duration
Tema Oncology ETF	0.75%	6.28.2027
Tema American Reshoring ETF	0.75%	6.28.2027
Tema Heart & Health ETF (formerly, GLP-1, Obesity & Cardiometabolic ETF)	0.75%	6.28.2027
Tema Alternative Asset Managers ETF	0.75	6.28.2027
Tema International Defense ETF	0.68%	6.28.2027
Tema Space Innovators ETF	0.75%	6.28.2027

IN WITNESS WHEREOF, the parties to this Agreement have executed and delivered this Agreement to be effective as of March 26, 2026.

TEMA ETF TRUST		TEMA ETFS LLC

By:	/s/ Maurits Pot	By:	/s/ Maurits Pot
Name:	Maurits Pot	Name:	Maurits Pot
Title:	President	Title:	Chief Executive Officer